SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15b-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2003

Cresud S.A.C.I.F. and A
(Exact name of Registrant as specified in its charter)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Hipolito Yrigiyen 440, 3rd Floor, (1001) Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ☒ Form 40-F ☐

                    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

CRESUD S.A.C.I.F. and A
(THE “COMPANY”)

REPORT ON FORM 6-K

          Attached is an English translation of the press release related to the quarterly financial statements of the nine month period ended on March 31, 2003.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD S.A.C.I.F. AND A

	By:	/s/ SAÚL ZANG

	Name:	Saúl Zang
	Title:	Second Vice Chairman of the Board of Directors

Dated: May 13, 2003

CRESUD cordially invite you to participate in the third Quarter Fiscal Year 2003 Results Conference Call

Thursday, May 15, 2003 at 10:30 a.m., Eastern Standard Time

The call will be hosted by:

Alejandro Elsztain, CEO

If you would like to participate, please call: 1-877-825-5811 if you are in the US or +(1 973) 582-2767 for international calls

Preferably 10 minutes before the call is due to begin. The conference will be in English.

PLAYBACK
Friday, May 16, 2003
Please call:1-877-519-4471 (US)
+(1 973) 341-3080 (International) with the pin # 3921107

FOR IMMEDIATE RELEASE

For further information
Alejandro Elsztain - CEO
Gustavo Mariani – Finance Manager
+54 11 4323 - 7513
gmariani@cresud.com.ar
www.cresud.com.ar

Cresud announces its results for the first nine months of fiscal year 2003

Highlights

We obtained a Net Income of Ps. 44.0 million as compared to a Ps. 49.2 million loss during the previous year.

We have increased our farmland portfolio in 7,036 hectares.

Cactus Argentina Feed Lot is operating at full capacity.

Favorable crops progress. The sunflower harvest was completed.

New land clearance investments have been undertaken (development of reserved areas).

Results from affiliate companies continue to improve.

Buenos Aires, May 12, 2003 - Cresud S.A.C.I.F.y A. (Nasdaq:  CRESY - BASE:  CRES), one of the leading agricultural companies in Argentina, announces results for the nine months ended March 31, 2003.

The Financial Statements as of March 31, 2003 include the recognition of inflation effects until February 28, 2003, when application of the financial statements restatement method was discontinued in accordance with the regulations of the Argentine Securities Commission (“Comisión Nacional de Valores). The figures for the period ended March 31, 2002 have been restated for comparison purposes, by using a 1.6647 coefficient, corresponding to the 66.47% wholesale inflation between March 2002 and February 2003.

Net Income for the first nine months of the 2003 fiscal year showed a profit of Ps. 44.0 million, compared to a Ps. 49.2 million loss during the same period of the previous year.

This improvement in the net income is attributable to an increase in operating income, which in turns is due to the positive effect of the Peso devaluation on the agricultural sector, the gains from cattle stock holding, and positive results from Cresud affiliates.

Operating results during the nine-month period ended March 31, 2003 was yielded a Ps. 22.4 million profit, compared to a Ps. 0.8 million loss during the same period of the previous year.

The affiliate companies result was a Ps. 50.2 million profit, mainly attributable to our 24% interest in IRSA Inversiones y Representaciones S.A.  During the nine months ended March 31, 2002, the result had been highly influenced by the economic market situation, which had negatively affected the value of IRSA’s capital stock held by us, which was valued at market values while at present it is valued according to the proportional equity value method.

Consolidated net sales of the period amounted to Ps. 51.1 million, a 6.9% decrease compared to the same period of the previous year, mainly due to a decrease in cattle sales.

Gross profits during the first nine months of fiscal year 2003 were Ps. 15.5 million as compared to  Ps. 17.7 million during the same period of the previous year, representing a 12.9% decrease.  This reduction is mainly due to the lower gross profit from the grain sector.  This business had been highly favored during the previous campaign because supplies had been purchased at an exchange rate of Ps. 1 per U.S. Dollar while the production sale and valuation was made at a significantly higher exchange rate.

Summary of operations

I. Crops

Accumulated sales during the first nine months of fiscal year 2003 totaled Ps. 37.9 million as compared to Ps. 31.6 million during the same period of the previous year.  This increase in sales in comparison with the first nine months of fiscal year 2002 was the result of the higher volume sold and the higher average price per ton sold.

During the nine months ended March 31, 2003, 88,499 tons of grains were sold, representing a 5.7% increase with respect to the 83,752 tons sold during the first nine months of fiscal year 2002.

Average price per ton sold was Ps. 428 as compared to Ps. 377 during the nine months of the previous year.

Gross profits amounted to Ps. 7.4 million, as compared to a Ps. 13.2 million during the same period of fiscal year 2002.  This decrease is mainly due to the fact that a large portion of the supplies used during the previous campaign was purchased at an exchange rate of Ps. 1 per U.S. Dollar while during this campaign the exchange rate was considerably higher.

During this quarter we have completed the wheat harvesting.  The total production reached 10,109 tons, with an average yield of 26 quintals per hectare.  In addition, as of the date hereof, we have completed the sunflower harvesting, with a production of 2,904 tons and a yield of 15 quintals per hectare.

The worldwide grain stock level is presently low, and some countries, like the United States, have stated their decision to increase their reserves.  This fact together with the expectations of an increased consumption in Southeastern Asia as a result of the economic recovery of such region, forecast favorable prospects for the grain price.  Further, the Euro appreciation would contribute to further strengthen the European demand.

II. Beef-cattle

The beef-cattle segment showed a Ps. 8.3 million gross profit as compared to a Ps. 5.6 million profit during the same period of the previous year.

Sales amounted to Ps. 11.4 million as compared to Ps. 20.1 million during the period ended March 31, 2002.  The lower sales as compared to the previous year are attributable to the lower volume sold, as the average price per ton was slightly higher during this period.

6,124 tons of beef-cattle were sold during the period, representing a 52.7% decrease with respect to the 12,961 tons sold during the first nine months of fiscal year 2002.  This decrease is in part attributable to the lower beef-cattle production, which amounted to 7,477 tons during the first nine months of fiscal year 2003, representing a 23.4% decrease as compared to the production during the same period of the previous year, mainly due to the lower number of cattle heads taken to the feed lot to complete the process, and to a 2.0% decrease in cow stock.

Steer’s average price at Liniers market during March was Ps. 2.03 per kilogram of live beef-cattle as compared to Ps. 1.59 during June 2002.  The increase in prices provided  a profit from cattle holding of Ps. 12.6 million.

More than one year after the last outbreak of foot and mouth disease which caused the closure of a large number of international markets to Argentine beef-cattle, the reopening of new destinations for beef-cattle export has commenced, amounting as of the date hereof to 53 new ports.  Important markets reincorporate such as the United States, Mexico and Canada are still remaining, which have not yet lifted their restrictions but which are expected to do so in the next few months.

This reopening of international markets is beneficial for the local market as the cattle price in U.S. dollars, even after the last few months increase, is very low if compared to that of our main international competitors, with the steer price being around US$ 0.65 per kilogram of live beef-cattle.

III. Milk

The milk segment showed a gross profit of Ps. 0.6 million as compared to a Ps. 0.6 million loss during the first nine months of the previous year.

Sales decreased by 10.2% as compared to the first nine months of fiscal year 2002 as a result of a 16.2% drop in the volume sold, which is partially offset by an increase in the price per liter of about 7.2%.  The lower milk production is a result of the decrease in the number of milking cows, due to the sale of a portion of La Adela dairy farm and to a lower individual production per cow due to the shift to a lower cost feeding system.

The average price per liter sold was Ps. 0.363, higher than the average price for the first nine months of fiscal year 2002 in which case had been Ps. 0.339.

Other Results

Commercial expenses  totaled Ps. 2.8 million, out of which Ps. 2.1 million are attributable to crop production and Ps. 0.7 million to beef-cattle production.  In respect of sales, commercial expenses from beef-cattle production represented 6.1% as compared to 6.7% during the same period of the previous year.

Administrative expenses during the first 9 months of fiscal year 2003 amounted to Ps. 2.8 million and were 44.3% lower than those obtained during the same period of the previous year.  This decrease is due to the fact that many of the components of this item, such as salaries and fees, did not increase in accordance with inflation.

Financial Results

During the nine months ended March 31, 2003, financial results amounted to Ps. 17.1 million loss.  This charge is basically explained by the fact that our U.S. dollar-denominated assets (US$ 64.3 million, out of which US$ 49.7 million relate to our holding of IRSA’s convertible notes) were negatively affected by the 22% Peso appreciation, thus giving rise to a foreign exchange difference of Ps. 45.4 million, partially offset by the Ps. 30.2 million gain from the exposure of our U.S. dollar-denominated liabilities (US$ 54.8 millions, out of which US$ 49.8 million relate to the notes convertible into shares of our company).

It is worth being noted that our holding of IRSA Convertible Notes is valued at its face value while its market value is significantly higher.  In addition, for purposes of valuation of the assets and liabilities in local currency, the buying exchange rate and the selling exchange rate are respectively taken into account, thus causing the negative charge to be higher.

Related Companies Results

The related companies results amounted to a Ps. 50.6 million profit during the first nine months of fiscal year 2003, out of which 47.5 million relate to our 24.0% interest in IRSA, the largest real estate company in Argentina.

7,036 hectares increase in our land portfolio

In line with our strategy of reorganizing our business, we have sold the 618 hectares “Los Maizales” farmland, located in Teodelina, Province of Santa Fe and the 706 hectares “San Luis” farmland, located in O’Higgins, Province of Buenos Aires.

“Los Maizales” was part of the Company’s original group of land and it was mainly assigned to crop production.  It was sold for US$ 1.9 million, which were paid upon execution of the deed.  This sale provided a Ps. 4.3 million profit, which shall be accounted for during the last quarter of this fiscal year.

“San Luis” had been acquired in 1997 and was also mainly assigned to crop production.  It was sold for US$ 2.2 million, which were paid upon execution of the deed.  This sale provided a Ps. 0.5 million profit, which shall also be accounted for during the last quarter of the fiscal year.

The crops to be harvested from both facilities during the 2002-2003 campaign, which collection shall be made during May and June, shall be owned by Cresud.

The sale of these two farmlands provided, in aggregate, a Ps. 4.8 million profit.

In addition, we continue consolidating our position in the grain production, by reinvesting the funds raised from the sale of these properties in the purchase of an 8,360 hectares farmland, located in Trenel, Province of La Pampa.  This farmland is presently assigned to crop and beef-cattle production, but it has a 100% agricultural potential if operated under the direct sowing modality, which shall enable to increase its profitability and future value.  The price agreed upon was US$ 9.3 million, which has already been paid, and the title deed has already been executed.

The average price received from the two farmlands sold was US$ 3,100 per hectare while the price paid for the purchased farmland was US$ 1,100 per hectare.

The result of the three transactions was a 7,036 hectare increase in Cresud’s portfolio, with a net investment of US$ 5.2 million.

After the devaluation of the Peso and the increase in crop and beef-cattle production profitability, an increased demand for of land was noted, which caused prices to increase considerably, reaching levels, in U.S. Dollar terms, similar to those prevalent before the Argentine crisis. In this context and given, our experience we will be able to find the best opportunities available in the market, both for the purchase and sale of property.

Cactus Argentina Feed Lot

During the quarter the Feed Lot, Cactus Argentina, in which we hold a 50% interest, continued consolidating its growth, by attaining operations at its full capacity and thus providing a relevant cash generation partially used to settle liabilities in the amount of Ps. 0.8 million.  Further, during the last quarter an agreement was reached with one of the largest supermarket chains for the direct sale of part of the Feed Lot production.

Due to the excellent results obtained from the first Feed Lot, Cactus is currently evaluating the possibility of developing a second facility.

Land clearance operations

In order to maximize the high profitability of the crop and beef-cattle production business, during the quarter we undertook the first stage of new investments consisting on the clearance of 1,000 hectares for crop production at our “Los Pozos” farmland, which may be thereafter extended to 14,000 hectares for beef-cattle production and 1,100 hectares of “Agro-irrigation” for crops under irrigation.

Conversion of Notes

During the quarter ended March 31, 2003, the holders of Convertible Notes exercised their conversion rights.  The aggregate number of converted Notes was 184,084 units of US$ 1 par value each, while the resulting number of common shares issued was 362,510 shares of Ps. 1.0 par value each.

In this way, the amount of outstanding Convertible Notes is now US$ 49,815,916 while the number of Company’s shares increased by 0.3%, from 124,284,392 to 124,646,902.

Prospects for the next quarter

Macroeconomic Context

We are in a quarter of relevant political definitions for the future of the country, where a somber context may potentially counterbalance the signs of economic recovery presently experienced by the country.  Fortunately, the electoral process was conducted without difficulties, which causes us to be optimistic.

The agenda of the next President of Argentina shall include a number of unsolved issues.  It should inexorably include the consummation of governableness agreements to attain the proposed goals.  Such issues include, among others, reaching an agreement with multilateral credit agencies, including tax-related commitments, and undertaking public policies aiming at reducing the high poverty level.  Further, a successful restructuring of the sovereign public debt and the renegotiation of the agreements with privatized public utilities companies shall be issues of the utmost importance for the country’s fate in the next few years.

Our business operations

The agricultural sector, and in particular crop farming, has proven to be one of the most successful in the new Argentine economy.  Following the devaluation of the Peso, the new macroeconomic context has made this operation very profitable. The guidelines should not change after the election of the next President, and therefore, we will be able to continue consolidating our operations by taking full advantage of new business opportunities that may arise.

In respect of exports tax withholding, the presidential candidates have stated their intention to reduce them on a gradual basis, which will undoubtedly have a positive impact on our profitability.

As of the date hereof, the wheat and soybean harvests are in progress and they are expected to be completed during the last quarter of the year.  The yields obtained are very good and we expect that this trend shall be maintained in the remaining hectares.

Our feed lot, Cactus Argentina, is improving its performance day after day.  The average number of heads of cattle stock, as well as their operating result,  has been continuously growing from its opening, which enables us to plan an expansion of the business.

After the devaluation of the Peso and the increase in crop and beef-cattle production profitability, an increased demand for of land was noted, which caused prices to increase considerably, reaching levels, in U.S. Dollar terms, similar to those prevalent before the Argentine crisis. In this context and given, our experience we will be able to find the best opportunities available in the market, both for the purchase and sale of property.

During the nine months period, our website, fyo.com, showed a positive EBITDA.  The internet portal continues consolidating as the leading site of the agricultural sector and has began to expand the range of commercial services offered to the agricultural sector, with direct sales of supplies and grain brokerage.

This press release contains statements that constitute forward-looking statements, in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance.  You should be aware that any such forward looking statements are no guarantees of future performance and may involve risks and uncertainties, and that actual results may differ materially and adversely from those set forth in this press release.  We undertake no obligation to release publicly any revisions to such forward-looking statements after the release of this report to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

Principal Operative Indicators
For the nine-month period ended March 31, 2003 and 2002

		9 months as of March, 31 2003	9 months as of March, 31 2002%

	Sales Volume
	Wheat (tons)	13,110	23,591	-44.4%
	Corn (tons)	45,017	25,609	75.8%
	Sunflower (tons)	3,791	1,282	195.7%
	Soybean (tons)	26,541	32,181	-17.5%
	Others (tons)	40	1,089	-96.3%

	Total crops (tons)	88,499	83,752	5.7%

	Beef Cattle (tons)	6,124	12,961	-52.7%
	Milk (Thousand of liters)	4,562	5,445	-16.2%
	Production
	Wheat (Tons)*	9,397	28,051	-66.5%
	Corn (Tons)*	14,053	16,749	-16.1%
	Sunflower (Tons)*	2,904	2,361	23.0%
	Soybean (Tons) *	4,911	4,104	19.7%
	Beef Cattle (Tons)	7,477	9,762	-23.4%
	Milk (Thousand of liters)	4,562	5,445	-16.2%
	Area under Development (acres)
Crops **	Owned Farms	10,010	15,515	-35.5%
	Leased Farms	13,628	28,913	-52.9%
Beef-cattle	Owned Farms	141,453	144,925	-2.4%
	Leased Farms		5,394
	Area under Irrigation (acres)	2,814	3,012	-6.6%
	Storage Facilities (tons)	23,450	24,000	-2.3%
	Head of Beef Cattle	88,229	89,901	-1.9%
	Dairy Stock (head of cattle)	1,297	1,348	-3.8%

Principal Consolidated Indicators
For the nine-month period ended March 31, 2003 and 2002
(In Argentine Pesos denominated in constant currency as of 02/28/03)

Income Statement	9 months as of March, 31 2003	9 months as of March, 31 2002%

Sales
Crops	37,905,971	31,607,482	19.9%
Beef Cattle	11,414,198	20,130,678	-43.3%
Milk	1,657,986	1,846,740	-10.2%
Others	563,042	1,666,098	-66.2%
Total Sales	51,541,197	55,250,998	-6.7%
Tax on sales	(437,755)	(374,610)	16.9%

Net Sales	51,103,442	54,876,388	-6.9%

Cost of goods sold
Crops	(30,507,177)	(18,433,727)	65.5%
Beef cattle	(3,132,233)	(14,498,856)	-78.4%
Milk	(1,051,444)	(2,457,282)	-57.2%
Others	(953,137)	(1,744,877)	-45.4%

Total Cost	(35,643,991)	(37,134,742)	-4.0%

Crops	7,398,794	13,173,755	-43.8%
Beef cattle	8,281,965	5,631,822	47.1%
Milk	606,543	(610,542)
Others	(390,095)	(78,779)

Gross Income	15,459,451	17,741,646	-12.9%

Selling expenses	(2,836,271)	(6,388,449)	-55.6%
Administrative expenses	(2,848,558)	(5,116,669)	-44.3%
Result from sale of fixed assets	8,234	4,413,183
Beef cattle holding results	12,629,645	(11,485,966)

Operating income (loss)	22,412,501	(836,255)

Financial and Holding results
Generated by assets	(45,000,923)	(44,813,617)
Generated by liabilities	27,950,843	(1,978,842)
Donations	(2,199,288)	—
Other income and expenses	(206,221)	(349,059)
Results from related companies	50,190,298	(79,047)
Management fees	(4,887,308)	—

Income before Income Tax	48,259,902	(48,056,819)
Income tax	(4,450,506)	(1,386,034)
Minority interest	176,376	255,489

Net Income	43,985,772	(49,187,364)

Sumary of Balance Sheet	9 months as of March, 31 2003	9 months as of March, 31 2002%

Current Assets	84,203,610	74,731,418	12.7%
Non current Assets	504,240,660	331,209,895	52.2%

Total Assets	588,444,270	405,941,313	45.0%
Current Liabilities	31,709,779	56,246,667	-43.6%
Non current Liabilities	167,538,326	12,457,922

Total Liabilities	199,248,105	68,704,589
Minority Interest	254,380	278,238
SHAREHOLDERS' EQUITY	388,941,785	336,958,486	15.4%

Principal Offices

Hipólito Yrigoyen 440 3rd  Floor

Tel +(54 11) 4814-7800/9
Fax +(54 11)  4814-7876
www.cresud.com.ar
C1086AAF –City of Buenos Aires – Argentina

Relationship with Investors
Alejandro Elsztain - CEO
Gustavo Mariani – Finance Manager
Tel +(54 11) 4323 7513
e-mail gmariani@cresud.com.ar

Company’s Legal Counsel
Estudio Zang, Bergel & Viñes
Tel +(54 11) 4322 0033
Florida 537 18th Floor
C1005AAK –City of Buenos Aires – Argentina

Company’s Independent Auditors
PricewaterhouseCoopers Argentina
Tel +(54 11) 4319 4600
Av. Alicia Moreau de Justo 240 2nd  Floor
C1107AAF –City of Buenos Aires – Argentina

Registrar and Transfer Agent
Caja de Valores S.A.
Tel +(54 11) 4317 8900
25 de Mayo 362
C1002ABH –City of Buenos Aires – Argentina

ADS’s Depositary
Bank of New York
Tel +(1 212) 815 2296
101 Barclay Street
10286 – New York, NY – United States of America

BASE Symbol: CRES
Nasdaq Symbol: CRESY